April 17, 2007
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn.: Christopher Windsor

Re:	Greene County Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-141409
Ladies and Gentlemen:
     On behalf of the above-referenced registrant, I hereby request that the Registration Statement on Form S-4 (File No. 333-141409), as amended, of Greene County Bancshares, Inc. (the “Company”) be declared effective by the Commission at 5:00 p.m. (Eastern Time) on April 18, 2007 or as soon thereafter as practicable.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Greene County Bancshares, Inc.
/s/ James E. Adams
Chief Financial Officer